UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70135

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 AND ENDING 12/31/22
MM/DD/YY / MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ST Invest LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
9901 IH 10 West Suite 8035
(No. and Street)

San Antonio	Texas	78230
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott P. Tarra	949-338-8192	starra@stinvest.co
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA, Inc
(Name – if individual, state last, first, and middle name)

1999 Ave of the Stars #1100	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

09/15/20	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott P. Tarra _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ST Invest LLC _____, as of 12/31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: FINOP/PPO/POO

Notary Public Brayan Loor

BRAYAN LOOR
NOTARY
PUBLIC
MECKLENBURG COUNTY, NC.

My Commission Expires
June 19 2026

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ST Invest LLC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2022

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2
FINANCIAL STATEMENTS	
Statement of Financial Condition	3
NOTES TO FINANCIAL STATEMENTS	4-7



DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of ST Invest LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ST Invest LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered losses from operations and cash outflows from operating activities that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



DCPA

DCPA

We have served as the Company's auditor since 2022.
Century City, California
March 30, 2023

ST Invest LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2022

ASSETS

Cash	$	153,496
Deposit with and due from clearing broker		101,841
Fixed Assets, net		2,859
Intangible Assets, net		920
Other Assets		1,218
TOTAL ASSETS	$	260,334

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Due to clearing broker	$	12,494
TOTAL LIABILITIES		12,494
Commitments and Contingencies (See Note 11)		

MEMBER'S EQUITY

Member's Equity		247,840
TOTAL MEMBER'S EQUITY		247,840
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	260,334

(The accompanying notes are an integral part of these financial statements)

ST Invest LLC
NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2022

NOTE 1 - Organization

ST Invest LLC (the "Company") is a New York Limited Liability Company formed on May 9, 2018. The Company became a registered broker-dealer under the Securities Exchange Act of 1934, on February 28, 2019. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company conducts the following types of business: (1) broker or dealer retailing corporate equity securities over-the-counter; (2) non-exchange member arranging for transactions in listed securities by exchange member. Although the Company does not currently earn revenue from its securities business, it does receive and record revenue from funds held in its money market account.

The Company is a wholly-owned subsidiary of Stocktwits, Inc. ("Member," "Parent" or "Stocktwits").

NOTE 2 - Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2022, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 3 - Summary of Significant Accounting Policies

Basis of preparation – Going concern

Accounting Standards Codification (ASC) Topic 205-40, Presentation of Financial Statements - Going Concern (ASC 205-40), requires management to assess the ability of the Company to continue as a going concern for one year after the date the financial statements are issued. As required by this standard, management's evaluation shall initially not take into consideration the potential mitigating effects of management's plans that have not been fully implemented as of the date the financial statements are issued.

The Company is subject to a number of risks similar to those of other early stage fintech consumer technology companies, including our dependence on key individuals, uncertainty of product development and generation of revenues and positive cash flow, dependence on outside sources of capital, risks associated with research, development, testing, and competition against well-funded competitors. The attainment of profitable operations is dependent on future events, including obtaining adequate financing to support the Company's growth and operating activities and generating a level of revenues adequate to support the cost structure.

The Company has experienced net losses and net cash outflows in operating activities since its incorporation. In 2022, the Company had net losses of $2.3 million and net cash outflows from operating activities of $2.3 million. The Company expects to continue to incur net losses and have cash outflows for at least the next 12 months. The Company is dependent on Parent to support its financing needs. The Parent itself is currently experiencing losses and negative operating cash flow due to a decrease in top line revenue and, due to macroeconomic conditions, expects to continue to have net cash outflows until fourth quarter of 2023.

NOTE 3 - <u>Summary of Significant Accounting Policies</u> (continued)

<u>Basis of preparation – Going concern (continued)</u>
Management has evaluated the significance of the conditions described above in relation to the Company's ability to meet its obligations and concluded that, without additional funding or giving consideration to potential mitigating plans, the conditions raise substantial doubt about its ability to continue as a going concern. Management continues to closely monitor liquidity and plans to continue funding operations by reducing expenses and raising additional capital at the Parent, there is no assurance that management's plans will be successful.

The accompanying financial statements are prepared on a standalone single-entity basis and have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company's ability to continue as a going concern.

<u>Use of Estimates</u>
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates as provided per monthly percentage allocations as reflected on the Company's Expense Sharing Agreement with its Parent. The Company estimates the percentage of expenses allocable from the Parent on a monthly basis; primarily related to compensation, stock-based compensation, and technology, data and communication costs. The Company considered numerous objective and subjective factors in determining the amount of the Company's expenses. The Company believes this to have been a reasonable methodology based on previous transactions involving the Company's ongoing monthly expenses.

<u>Fixed Assets</u>
Fixed assets are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized and depreciated using the straight-line method. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Depreciation expense for the year ended December 31, 2022, totaled $2,042 for a net fixed asset balance of $2,859 for the year then ended.

<u>Intangible Assets</u>
Intangible asset represents the cost for the trademark of the name "Trade App." This asset is stated at cost net of amortization expense which is straight-lined over 10 years. Amortization expense for the year ended December 31, 2022, totaled $138 for a net intangible asset balance of $920 for the year then ended.

<u>Advertising Costs</u>
Advertising costs are expensed as incurred. For the year ended December 31, 2022, the Company did not incur an expense for advertising costs as shown on the Statement of Operations.

NOTE 4 - <u>Related Party Transactions</u>

The Company has entered into an expense sharing agreement with Stocktwits, effective February 27, 2019. The terms of this agreement stipulate that Stocktwits provides for certain operating expenses and other specific business expenses. The overhead expenses incurred by the Company each month based on an allocation schedule are waived by Stocktwits in the form of a Written Consent of Acceptance of Additional Capital Contribution and are generally considered to be non-cash capital contributions. Overhead expenses, as defined by the agreement, shall include specific operating costs incurred in the ordinary course of business. From January 1, 2022, to December 31, 2022, $1,385,119 of expenses were recorded in accordance with the expense sharing agreement. Included in the total amounts was Stockwits stock options given to employees as part of their compensation expense. It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among

wholly unrelated parties.

NOTE 5 - <u>Deposit with and due from Clearing Broker</u>

Pursuant to the clearing agreement with Apex Clearing ("Clearing Broker"), the Company introduces all of its securities transactions to the clearing broker on a fully disclosed basis. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker. The clearing deposit balance at December 31, 2022, was $101,841.

The Company has a brokerage agreement with Apex Clearing ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. Pursuant to the clearing agreement, the Company introduces all of its customers' securities transactions to its Clearing Broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company, and the Clearing Broker monitor collateral on the customers' accounts. As of December 31, 2022, a payable to the Clearing Broker of $12,494 was pursuant to this clearance agreement.

NOTE 6 - <u>Operating Lease</u>

On January 1, 2019 the Company adopted the provisions of ASU 2016-02, Leases (Topic 842), which superseded the existing guidance for lease accounting. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application. The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that during the year ended December 31, 2022, no agreements or arrangements existed that met the criteria to be classified as a lease under the adopted guidance.

NOTE 7 - <u>Fair Value Measurements</u>

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

<u>Level 1</u> Quoted prices in an active market for identical assets or liabilities.

<u>Level 2</u> Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable

<u>Level 3</u> Assets and liabilities whose significant value drivers are unobservable.
(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

At December 31, 2022, certain financial instruments on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, deposits with and receivables from Brokers and Dealers, and accrued expenses and other liabilities and are placed in Level 2 of the fair value hierarchy measured at what the Company approximates to be their fair value. There are no Level 3 financial instruments, nor transfers between levels during the year.

ST Invest LLC


NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2022


NOTE 8 - <u>Net Capital Requirement</u>

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $5,000 and also requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1).

As of December 31, 2022, the Company had net capital of $242,843 which was $237,843 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($12,494) to net capital ratio was 0.05 to 1.

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 9 - <u>Commitments and Contingencies</u>

The Company has no commitments or contingent liabilities as December 31, 2022.

NOTE 10 - <u>Income Taxes</u>

The Company is a wholly owned, disregarded entity of Stocktwits, a corporation. The tax obligations of the Company are passed through to its Parent and are not the responsibility of the single member LLC. Because the potential provision is not expected to have a material impact on the reported financials, and because the Company has no commitments to fund the tax liability at the Parent level (or receive any tax benefit from Parent), and no tax sharing agreement with the Parent is in place, management did not accrue an income tax provision on the financials for the period ended December 31, 2022.

NOTE 11 - <u>Subsequent Events</u>

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements. The Parent made $244,576 in capital contributions and forgave $220,004 amount of liability due to them subsequent to year end but before issuance of the audited financial statements.